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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


      (Mark One)

          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

                                       OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                         COMMISSION FILE NO. 001-06702


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                               NEXEN SAVINGS PLAN
                        5601 Granite Parkway, Suite 1400
                            Plano, Texas 75024-6654

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   NEXEN INC.
                              801 - 7th Avenue SW
                        Calgary, Alberta, Canada T2P 3P7

NEXEN SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

                                C O N T E N T S


                                                                           Page


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................1


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits.........................2

     Statements of Changes in Net Assets Available for Benefits..............3

     Notes to Financial Statements...........................................4


SUPPLEMENTAL SCHEDULE *

     Schedule H, line 4i - Schedule of Assets (Held at End of Year).........16



     * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                  [LETTERHEAD OF WEAVER AND TIDWELL, L.L.P.]




                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Administrative Committee
NEXEN SAVINGS PLAN
Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
June 16, 2009

                               NEXEN SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2008 AND 2007


                                                                              2007
                                                             2008        (As restated)
                                                       ---------------  ---------------
                                     ASSETS
     Cash                                                $    197,139     $        340
     Investments, at fair value                            37,692,731       57,978,018
     Accrued dividends receivable                              26,221           13,749
     Participant loans                                        808,274          761,928
                                                       ---------------  ---------------

TOTAL ASSETS                                               38,724,365       58,754,035
                                                       ---------------  ---------------

                                   LIABILITIES
Due to broker                                                 172,448              304
Other payables                                                      5                5
                                                       ---------------  ---------------

TOTAL LIABILITIES                                             172,453              309
                                                       ---------------  ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE            38,551,912       58,753,726

Adjustment from fair value to contract value for
     fully benefit-responsive investment contracts            219,680           39,594
                                                       ---------------  ---------------

NET ASSETS AVAILABLE FOR BENEFITS                        $ 38,771,592     $ 58,793,320
                                                       ===============  ===============



The Notes to Financial Statements are
an integral part of these statements.

                               NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                   2007
                                                                                   2008          (AS RESTATED)
                                                                             ----------------------------------
ADDITIONS

     Investment income:
         Net appreciation (depreciation) in fair value of investments        $  (20,741,133)     $   1,694,755
         Interest                                                                    75,112            315,117
         Dividends                                                                1,454,258          3,207,061
                                                                             ---------------   ----------------

                                                                                (19,211,763)         5,216,933
                                                                             ---------------   ----------------

     Contributions:
         Participants                                                             2,883,061          2,536,726
         Employer                                                                 1,862,516          1,561,047
         Rollover                                                                   109,074          1,244,981
                                                                             ---------------   ----------------

                                                                                  4,854,651          5,342,754
                                                                             ---------------   ----------------

     Transfer into plan                                                              64,116                  -
                                                                             ---------------   ----------------


NET ADDITIONS                                                                   (14,292,996)        10,559,687
                                                                             ---------------   ----------------

DEDUCTIONS

     Benefits paid to participants                                                5,724,076          5,037,612
     Transfer of Plan assets                                                              -          1,928,109
     Administrative expenses                                                          4,656              4,988
                                                                             ---------------   ----------------

TOTAL DEDUCTIONS                                                                  5,728,732          6,970,709
                                                                             ---------------   ----------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE                                 (20,021,728)         3,588,978


NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                             58,793,320         55,204,342
                                                                             ---------------   ----------------


NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                $  38,771,592      $  58,793,320
                                                                             ===============   ================



The Notes to Financial Statements are
an integral part of these statements.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.   DESCRIPTION OF THE PLAN

     The following description of the Nexen Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

     The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the Company) and participating employers, Nexen Marketing U.S.A. Inc. and Nexen Petroleum International (U.S.A.) Inc. (the Participating Employers), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code. In early January 2007 the Plan transferred assets totaling $1,928,109 to the newly established Canexus U.S. Inc., Retirement Plan.

     On March 31, 2007, Quadra Energy Trading, Inc. (QETI) merged with and into Nexen Marketing U.S.A. Inc., a participating employer. Employees of QETI transferred employment to the Company and its affiliates on April 1, 2007. Effective December 31, 2007, the QETI 401(k) Profit Sharing Plan & Trust (the QETI Plan) was amended to fully vest the accounts of all participants in the QETI Plan who were employees of Nexen Marketing U.S.A. Inc. as of December 31, 2007. Effective January 1, 2008, the QETI Plan was amended to merge with and into the Nexen Savings Plan and Trust.

     For the period from January 1, 2007, to April 5, 2007, and for the year ended December 31, 2006, Nationwide Trust Company, FSB was the trustee of the Plan. On April 5, 2007, all services as trustee of the Plan were transferred to the Charles Schwab Trust Company (the Trustee). The recordkeeping function is performed by Schwab Retirement Services Company formerly know as "The 401(k) Company" (the Recordkeeper).

     Effective February 28, 2008, the Company transferred all the assets of the Invesco Stable Value Fund to the Charles Schwab Stable Value Fund, which is a similar type stable value investment.

     All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or following the date the employee attains age
     18. Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. The Plan offers participants the option of making Salary Deferral Contributions and/or Roth 401(k) Contributions. Contributions may be made with: pretax dollars; after-tax dollars; or a combination of pretax and after-tax dollars. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their employee contribution account and actual earnings thereon.

     The  Company  and  Participating  Employers  will  match  100  percent  of
     Participant contributions up to 6% of the Participant's eligible compensation. Participants are immediately 100% vested in their employer matching account.

     The Plan's  investment  options are: (1) Charles Schwab Stable Value Fund,
     (2) Bond Fund of America A, (3) American Century Real Estate Investment Fund, (4) Royce Value Service Fund, (5) DWS Equity 500 Index Fund, (6) Growth Fund of America A, (7) First Eagle Overseas Fund A, (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A, (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Fund, (12) American Beacon Small Cap Value Plan, and (13) Nexen Inc. Stock Fund. All Company and Participating Employers contributions are invested in accordance with the investment choices selected by each respective Participant.

     Distribution of a Participant's  entire account becomes due in three ways:
     (1) upon termination of employment, (2) death, or (3) disability, as defined in the Plan Document. At the option of the Participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document.

     Withdrawals from the Plan by active Participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

     In December 2005, the Financial Accounting Standards Board issued Statement of Position (SOP) 94-4-1, "REPORTING OF FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS HELD BY CERTAIN INVESTMENT COMPANIES SUBJECT TO THE AICPA INVESTMENT COMPANY GUIDE AND DEFINED-CONTRIBUTION HEALTH AND WELFARE AND PENSION PLANS," which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. Currently the Plan holds one investment which is subject to the new guidance under SOP 94-4-1, the Stable Value Fund, which is a common collective trust fund. The results of the new statements have been evaluated and are reflected in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     BASIS OF ACCOUNTING

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

         As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     INVESTMENTS

         Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into many distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to Participant accounts on a pro-rata basis depending on the Participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

         A brief description of investment options is as follows:

              SCHWAB STABLE VALUE CLASS S - The Charles Schwab Stable Value Fund is a collective investment trust fund that allows participants to invest in stable value assets. The fund seeks to provide investors with a stable rate of return while preserving principal and maintaining liquidity.

              AMERICAN BEACON SMALL CAP VALUE PLAN - is a small value fund that seeks long-term capital appreciation and current income by investing over 80% of its assets in equity securities of companies within the United States.

         BOND  FUND  OF  AMERICA  A  -  invests   primarily   in  high  quality
         intermediate-term corporate bonds and U.S. government securities.

         AMERICAN CENTURY REAL ESTATE INVESTMENT FUND - seeks long-term capital appreciation; current income is a secondary consideration. The fund invests at least 80% of assets in equities issued by companies in the real estate industry.

         ROYCE VALUE SERVICE FUND - is a small growth fund that seeks long-term capital appreciation by investing at least 80% of assets in equity securities.

         DWS EQUITY 500 INDEX FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

         GROWTH FUND OF AMERICA A - is a large growth fund that seeks capital growth by investing primarily in common stocks. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the United States and Canada.

         FIRST EAGLE OVERSEAS FUND A - is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small and mid-sized foreign companies in developed and emerging markets.

         EUROPACIFIC GROWTH FUND A - is a large company foreign stock fund that
         seeks  long-term  capital   appreciation  by  investing  in  companies
         domiciled in developed countries outside the United States.

         WASHINGTON MUTUAL INVESTORS FUND A - is a large company value-oriented growth and income fund.

         OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

         THIRD AVENUE VALUE FUND - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

         NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to maintain a liquidity balance to facilitate daily transactions and compliance with securities law.

         CASH MANAGEMENT TRUST OF AMERICA - Seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high-quality money market instruments. This account holds the cash position of the unitized Nexen Inc. Stock Fund.

     NATURE OF INVESTMENT CONTRACTS AND RESTATEMENT

         The Plan's Schwab Stable Value Class S (the Fund) invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and enters into wrapper contracts (also known as synthetic GICs). In a traditional GIC, investment contracts are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract terms. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).

         In a synthetic GIC structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund enters into wrapper contracts from high-quality insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting will not result in a future interest crediting rate that is less than zero. This ensures that participants' principal and accrued interest will be protected.

         In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Fund in the event that shareholder redemptions result in a total liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrapper is obligated to contribute to the Fund an amount necessary to maintain the contract's crediting rate at least zero percent. The circumstance under which payments are made and the timing of payments between the Fund and the wrapper provider may vary based on the terms of the wrapper contract.

         In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor Plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

         While it is possible that some of the plans participating in the Trust may experience plan terminations or other events that would trigger fair value payouts under the Trust's wrapper agreements, based on prior experience, management of the Trust believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Trust to transact at contract value with the participants in the Trust. Given that such events are beyond the control of the Plan, however, there can be no guarantee that this will be the case.

         Average yields for Charles Schwab and Invesco (2007) Stable Value Funds


                                                                  Year ended
                                                                 December 31,
                                                              -----------------
                                                                 2008     2007
                                                              --------  -------
         Based on actual earnings (at fair value)               5.250%   5.334%
         Based on interest rate credited to
               participants (at fair value)                     3.720%   4.270%


         The Company restated Investments, at fair value for year ended December 31, 2007, to properly reflect the fair value to contract value adjustment for the Stable Value Fund as required in accordance with SOP 94-4-1. Accordingly, the Investments, at fair value as reported was adjusted from $58,017,612 to $57,978,018, and the adjustment from fair value to contract value for fully benefit-responsive investment contracts as reported was adjusted from a negative balance of $39,594 to a positive balance of $39,594 in the Statement of Net Assets Available for Benefits. Further, Interest as reported in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007, was adjusted from $275,523 to $315,117 to reflect this restatement in the Stable Value Fund investment.

     MARKET AND CREDIT RISKS

         The Plan invests in a variety of investments. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that the changes in the values of the investments will occur in the near term and that such changes could materially affect the amount reported in the Plan's statement of net assets available for benefits.

     ADMINISTRATION

         The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors.

     ADMINISTRATION

         The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.

     LOANS TO PARTICIPANTS

         Participant loans receivable are stated at cost, which approximates fair value. A Participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan. The loans are secured by a lien on the borrower's vested account balance in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans at December 31, 2008 ranged from 4.96% to 9.13%.

     PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each Participant's account shall become fully vested and Participants will be entitled to distributions of their entire accounts.

     NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008, and are reflected at Note 6.

NOTE 3.   TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002, stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.


NOTE 4.   INVESTMENTS

     Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2008 and 2007 are as follows:

                                                     December 31,   December 31,
                                                         2008           2007
                                                      Fair Value     Fair Value
                                                    -------------  -------------

          Bond Fund of America A                      $2,886,524    $ 3,556,983
          EuroPacific Growth Fund A                    2,633,576      4,515,914
          Nexen Inc. Stock Fund                       11,126,459     17,622,506
          Schwab Stable Value Class S                  4,528,717              -
          Invesco Stable Value Fund                            -      5,680,702
          Third Avenue Value Fund                              -      3,027,274
          Washington Mutual Investors Fund A           3,598,463      5,320,310
          Growth Fund of America A                     2,410,347      3,957,948
          Oppenheimer Developing Markets                       -      3,164,594
          DWS Equity 500 Index S                       2,012,263      2,582,138


     During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in value by $(19,211,763) and $5,216,933, respectively, as follows:

                                         2008                          2007
                            ------------------------------  ----------------------------
                                            Realized and                  Realized and
                             Interest and    Unrealized     Interest and   Unrealized
                               Dividends    Gains (losses)    Dividends   Gains (losses)
                            -------------   --------------  ------------  --------------
      Mutual funds             $1,390,669   $ (13,024,048)  $ 3,414,845   $  (1,110,899)
      Stock funds                  76,163      (7,717,085)       53,617       2,805,654
      Loans to Participants        62,538                        53,716

NOTE 5.   PLAN AMENDMENTS

     On December 14, 2007, the Tenth Amendment to the Nexen Savings Plan was executed and adopted to permit cash transfers directly to the Plan from other qualified plans. Effective December 31, 2007, Section III.G. of the Adoption Agreement was amended in its entirety to state transfers from other plans into this Plan shall not be allowed without approval of the Benefit Plan Design Committee.

     On December 27, 2007, the Eleventh Amendment to the Nexen Savings Plan was executed and adopted. The purpose of the amendment was to allow, effective January 1, 2007, certain participants, who are part of the Reserve component of the U.S. Military ordered or called to active duty after September 11, 2001 and before December 31, 2007 to obtain a Qualified Distribution for a non-spouse beneficiary to rollover funds to an inherited individual retirement account; or for a participant to withdraw amounts from the plan for certain hardships of a primary beneficiary. In addition, the plan was amended to reflect the appointment of the Charles Schwab Trust Company as Trustee of the Plan, replacing Nationwide Trust Company, FSB, effective April 5, 2007.

     On November 19, 2008, the Twelfth Amendment to the Nexen Savings Plan was executed and adopted. The purpose of the amendment was to exclude from participation in the Plan employees whose base salary is paid on the payroll of a foreign Affiliate, regardless of whether a portion of the Employee's compensation or wages is also paid or provided by an Employer.

     On December 18, 2008, the Thirteenth Amendment to the Nexen Savings Plan was executed and adopted. The purpose of the amendment was to 1) update the employer's address to the location at 5601 Granite Parkway, Suite 1400, in Plano, Texas 75024 and, 2) to bring the Plan into compliance with the gap period income provisions of the Pension Protection Act of 2006 and Code section 415 final regulations adopted by the Internal Revenue Service on April 5, 2007.


NOTE 6.   FAIR VALUE MEASUREMENT

     In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting No. 157, FAIR VALUE MEASUREMENTS ("SFAS No. 157"). SFAS No. 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS No. 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007. The Plan has adopted the standard for those assets and liabilities as of January 1, 2008 and the impact of adoption was not material to the financial statements. In November 2007, the FASB placed a one year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities. Currently, the Plan does not have any nonfinancial assets or liabilities.

     SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs what may be used to measure fair value:

         LEVEL 1 -- Quoted prices in active markets for identical assets or liabilities.

         LEVEL 2 -- Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

         LEVEL 3 -- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

     A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

     MUTUAL FUNDS

         These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

     COLLECTIVE INVESTMENT TRUST

         These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

     NEXEN INC. COMMON STOCK

         Nexen Inc common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

     MONEY MARKET FUNDS

         These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within Level 2 of the valuation hierarchy.

     LOANS TO PARTICIPANTS

         Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

     Below are the Plan's financial instruments carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels described in
     Note 6:

                                                                                       AS OF DECEMBER 31, 2008
                                                                ----------------------------------------------------------------
                                                                  QUOTED PRICES
                                                                    IN ACTIVE         SIGNFICANT    SIGNIFICANT
                                                                   MARKETS FOR        OBSERVABLE    UNOBSERVABLE
                                                                INDENTICAL ASSETS       INPUTS         INPUTS          TOTAL
                                                                    (LEVEL 1)         (LEVEL 2)      (LEVEL 3)      FAIR VALUE
                                                                -----------------  ---------------  -------------  -------------
        Assets:
             Common stock - Nexen                                  $ 11,126,459       $         -     $       -     $11,126,459
             Mutual funds                                            21,468,877                 -             -      21,468,877
             Collective investment trusts (Stable value fund)                 -         4,528,717             -       4,528,717
             Money market fund                                                -           568,678             -         568,678
             Participant loans                                                -                 -       808,274         808,274

                                                                -----------------  ---------------  -------------  -------------
                 Total assets                                      $ 32,595,336       $ 5,097,395     $ 808,274     $38,501,005
                                                                =================  ===============  =============  =============

     The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets and liabilities for the year ended December 31, 2008:

                                                             AS OF DECEMBER 31, 2008
                                                                          SALES, ISSUANCES,   TRANSFERS
                                                   ITEMS       GAINS        MATURITIES,       IN OR OUT   ENDING
                              BEGINNING FAIR    INCLUDED IN  (LOSSES) IN   SETTLEMENTS,      OF LEVEL 3,   FAIR
                                 VALUE          NET INCOME      OCI         CALLS, NET           NET       VALUE
       Participant Loans            $ 761,928           $ -        $ -            $ 46,346           $ -  $ 808,274
                              ---------------  ------------  -----------  -----------------  -----------  ---------
       Total                        $ 761,928           $ -        $ -            $ 46,346           $ -  $ 808,274
                              ===============  ============  ===========  =================  ===========  =========

NOTE 7.   DOL INQUIRY

     In 2008 the Department of Labor conducted an audit of the Plan. In a letter dated May 9, 2009, the Department of Labor noted several possible violations and requested further information and comment. The Company has since responded to the Department of Labor with additional information and an explanation of why it believes no violations occurred. The Company believes the final resolution will not negatively impact the plan.

NOTE 8.   RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

     The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to Schedule H of Form 5500 for the years ending:

                                                                                          2008             2007
                                                                                   ---------------  --------------
Net assets available for benefits per financial statements                           $ 38,771,592    $ 58,793,320
Adjustment from contract value to fair value not reported
     on Schedule H of Form 5500                                                          (219,680)        (39,594)
                                                                                   ---------------  --------------
Net assets available for benefits per Schedule H of
     Form 5500                                                                       $ 38,551,912    $ 58,753,726
                                                                                   ===============  ==============

Increase (Decrease) in net assets available for benefits per financial statements   $ (20,021,728)    $ 3,588,978
Adjustment from contract value to fair value reported
     on Schedule H of Form 5500                                                          (180,086)        (39,594)
Transfers of assets into or out of this Plan included in increase in net assets available for benefits per financial statements but not
     included in net income per Schedule H of Form 5500                                   (64,116)      1,928,109
                                                                                   ---------------  --------------


Net gain (loss) per Schedule H of Form 5500                                         $ (20,265,930)    $ 5,477,493
                                                                                   ===============  ==============


NOTE 9.   SUBSEQUENT EVENTS

     Effective March 12, 2009, the Company transferred the assets held in the Bond Fund of America A to Vanguard Total Bond Index Signal, which is a similar type investment option.

     Effective July 8, 2009, the Company will convert from a unitized accounting method for the Nexen Inc. Stock Fund to a market share accounting methodology.

     Pending Board approval, effective January 1, 2010, the Company will merge the Nexen Savings Plan and the Nexen Pension Plan. There will be no changes to or reduction in benefits for Plan participants.

                             SUPPLEMENTAL SCHEDULE

                               NEXEN SAVINGS PLAN
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                EIN: 06-0944810
                                PLAN NUMBER 001
                               DECEMBER 31, 2008

(a)                (b)                                       (c)                        (d)            (e)
                                             DESCRIPTION OF INVESTMENT INCLUDING
         IDENTITY OF ISSUER, BORROWER         MATURITY DATE, RATE OF INVESTMENT,                     CURRENT
           LESSOR, OR SIMILAR PARTY          COLLATERAL, PAR, OR MATURITY VALUE         COST #        VALUE
---- --------------------------------------  --------------------------------------  ------------  ------------
PARTICIPANT-DIRECTED INVESTMENTS:

     The American Funds Group                Bond Fund of America A,
                                                  Net Asset Value $10.76                            $ 2,886,524

     The American Funds Group                Washington Mutual Investors Fund A,
                                                  Net Asset Value $21.41                              3,598,463

     The American Funds Group                EuroPacific Growth Fund A,
                                                  Net Asset Value $28.01                              2,633,576

     American Beacon                         American Beacon Small Cap Value Plan
                                                  Net Asset Value $11.52                                992,214

     DWS Investments                         DWS Equity 500 Index Fund,
                                                  Net Asset Value $101.24                             2,012,263

     First Eagle Funds                       First Eagle Overseas Fund A,
                                                  Net Asset Value $16.62                              1,479,623

     Royce Funds                             Royce Value Service Fund,
                                                  Net Asset Value $7.00                               1,261,844

     The American Funds Group                Growth Fund of America A,
                                                  Net Asset Value $20.48                              2,410,347

     Third Avenue Funds                      Third Avenue Value Fund,
                                                  Net Asset Value $32.86                              1,155,493

     American Century Investments            American Century Real Estate Investment Fund,
                                                  Net Asset Value $11.66                              1,385,697

     Oppenheimer Funds                       Oppenheimer Developing Markets Fund A,
                                                  Net Asset Value $15.89                              1,652,833

     The American Funds Group                Cash Management Trust Of America,
                                                  Net Asset Value $1.00                                 568,678

     Schwab Funds                            Schwab Stable Value Class S,
                                                  Net Asset Value $18.30                              4,528,717

     Chase Bank, NA                          Cash                                                       197,139

*    Nexen Inc.                              Nexen Inc. Stock Fund,
                                                ( Nexen Inc. Stock, no par,
                                                  Net Asset Value $17.58  )                          11,126,459

*    Loans to Participants                   Interest Rates From 4.96% to 9.13%                         808,274
                                                                                                 ---------------

                                                                                                   $ 38,698,144
                                                                                                 ===============

*   Indicates each identified person/entity known to be party-in-interest.

#   Historical   cost   information   omitted  as  it  is  not   required   for
    participant-directed investments.

    This supplemental schedule lists assets held for investment purposes at December 31, 2008, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.


                                   SIGNATURES

          THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 25, 2009

                                          NEXEN SAVINGS PLAN

                                          By:  Nexen Petroleum U.S.A. Inc.


                                          By:  /s/ Brian C. Reinsborough
                                               --------------------------------
                                               Brian C. Reinsborough, President

                               INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                   DESCRIPTION OF EXHIBITS
        ------                   -----------------------

           1               Consent of Weaver & Tidwell, L.L.P.